UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No.   )*



                            Voyager Learning Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    92908U103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


    Scott J. Troeller                                With a copy to:
    Cambium-Voyager Holdings, Inc.                   Steven E. Siesser, Esq.
    c/o Veronis Suhler Stevenson LLC                 Lowenstein Sandler PC
    350 Park Avenue                                  1251 Avenue of the Americas
    New York, New York  10022                        New York, New York  10020
    (212) 935-4990                                   (212) 204-8688
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 20, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.      92908U103
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1.  Names of Reporting Persons.

               Cambium-Voyager Holdings, Inc.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):

         (a)   [ ]
         (b)   [X]
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3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):   Not Applicable
--------------------------------------------------------------------------------
5.  Check if Disclosure  of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e):               Not Applicable
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:    Delaware

--------------------------------------------------------------------------------
    Number of                      7. Sole Voting Power:                      0*
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:            6,121,497*
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:                 0*
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:      6,121,497*
                                      ------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:    6,121,497*

--------------------------------------------------------------------------------
12. Check if  the Aggregate  Amount in  Row (11) Excludes  Certain  Shares  (See
    Instructions):         Not Applicable
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):   20.5%*
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):  CO
--------------------------------------------------------------------------------

* Percentage is based upon 29,874,145 shares of common stock, par value $0.001 per share ("Common Stock"), of Voyager Learning Company, a Delaware corporation (the "Company"), issued and outstanding as of April 30, 2009, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission on the part of Cambium-Voyager Holdings, Inc. ("C-V Holdings") or any other person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. C-V Holdings is filing this
Schedule 13D because it may be deemed to beneficially own shares of Common Stock that are beneficially owned by certain stockholders of the Company that are the subject of certain voting and support agreements (a form of which is incorporated by reference as an exhibit to this Schedule 13D) entered into by and between each such stockholder and C-V Holdings in connection with that certain Agreement and Plan of Mergers, dated as of June 20, 2009, by and among C-V Holdings, the Company, Vowel Acquisition Corp., VSS-Cambium Holdings II Corp., Consonant Acquisition Corp. and Vowel Representative, LLC, solely in its capacity as Stockholders' Representative (which is incorporated by reference as an exhibit to this Schedule 13D). These matters are more particularly described in Items 3 through 6 of this Schedule 13D.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share ("Common Stock"), of Voyager Learning Company, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1800 Valley View Lane, Suite 400, Dallas, Texas 75234-8923.


Item 2.   Identity and Background.
          -----------------------

          The name of the person filing this statement is Cambium-Voyager Holdings, Inc., a Delaware corporation (formerly known as Cambium Holdings, Inc.) ("C-V Holdings" or the "Reporting Person"). The address of the principal office of the Reporting Person is c/o Veronis Suhler Stevenson LLC, 350 Park Avenue, New York, New York 10022.

          C-V Holdings was incorporated under the laws of the State of Delaware on June 19, 2009. To date, Holdings has not conducted any business or activities other than those incidental to its formation and the execution of the Merger Agreement (as defined in Item 3 of this Schedule 13D). Upon completion of the Mergers (as defined and described in Item 4 of this Schedule 13D), C-V Holdings will become the holding company of both the Company and VSS-Cambium Holdings II Corp. ("Cambium"). Set forth on Schedule A annexed hereto, which is incorporated herein by reference, is the information required by Item 2 of Schedule 13D for each executive officer and director of C-V Holdings as of the date hereof.

          During the past five years, neither C-V Holdings nor, to the knowledge of C-V Holdings, any person or entity named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither C-V Holdings nor, to the knowledge of C-V Holdings, any person or entity named in Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Contemporaneously with the execution and delivery of the Agreement and Plan of Mergers, dated as of June 20, 2009 (the "Merger Agreement"), by and among C-V Holdings, the Company, Vowel Acquisition Corp. ("Vowel Merger Sub"), Cambium, Consonant Acquisition Corp. ("Consonant Merger Sub") and Vowel
Representative, LLC ("Vowel Representative"), solely in its capacity as Stockholders' Representative, certain stockholders of the Company, including SPO Partners II, L.P. ("SPO"), certain SPO related parties, Keystone Group, L.P. ("Keystone") and a Keystone related party (collectively, the "Stockholders," and each, a "Stockholder"), entered into voting and support agreements with C-V Holdings, dated as of June 20, 2009 (collectively, the "Voting Agreements," and each, a "Voting Agreement"), whereby, among other things, each Stockholder agreed to vote the shares of Common Stock over which each such Stockholder exercises voting or investment power (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (collectively, the "Covered Shares") in favor of the Voyager Merger (as such term is defined in Item 4 of this Schedule 13D). The Voting Agreements were entered into in consideration of the execution and delivery of the Merger Agreement, and the Reporting Person did not pay any additional consideration in connection with the execution and delivery of the Voting Agreements by the Stockholders.

          As a result of the terms of the Merger Agreement and the Voting Agreements, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 6,121,497 Covered Shares held by the Stockholders. Other than by virtue of the Merger Agreement and Voting Agreements, the Reporting Person does not beneficially own any shares of Common Stock. The Voting Agreements are more particularly described in Item 6 of this Schedule 13D.


Item 4.   Purpose of Transaction.
          ----------------------

          Pursuant to the Merger Agreement, among other things, and subject to the satisfaction or waiver of the conditions therein, C-V Holdings will acquire all of the common stock of each of Cambium and Voyager through the merger of a wholly owned subsidiary of C-V Holdings, Consonant Merger Sub, with and into Cambium (the "Cambium Merger"), and the simultaneous merger of a second wholly owned subsidiary of C-V Holdings, Vowel Merger Sub, with and into the Company (the "Voyager Merger" and, together with the Cambium Merger, the "Mergers"). Under the terms of the Merger Agreement, each holder of Common Stock outstanding immediately prior to the effective time of the Mergers will be entitled to receive, for each share of Common Stock so held, merger consideration equal to
(i) at the election of the stockholder, (x) one share of common stock of C-V Holdings or (y) $6.50 in cash; plus (ii) an amount in cash equal to the amount of tax refunds received by the Company prior to the closing of the Mergers (as reduced by the amount of the tax refunds of the Company contractually required to be placed in escrow at closing), divided by the total number of shares of Common Stock outstanding as of the effective time of the Mergers; plus (iii) a contingent value right ("Contingent Value Right") to receive cash in an amount equal to the aggregate amount of certain tax refunds received after the closing of the Mergers and certain other amounts deposited in escrow on or after the closing date, as reduced by any payments to be made under the escrow agreement referenced below, with respect to agreed contingencies, a working capital adjustment and Vowel Representative expenses, divided by the total number of shares of Common Stock outstanding as of the effective time of the Mergers. Any amounts payable under the Contingent Value Rights will be payable periodically commencing nine months after the closing and ending on or about October 15, 2013 pursuant to the terms of a contingent value rights agreement and an escrow agreement (which are filed as Exhibits 10.1 and 10.2, respectively, to the Company's Current Report on Form 8-K dated June 20, 2009, as filed with the Securities and Exchange Commission (the "Commission") on June 22, 2009, and are incorporated herein by reference). In the event that the cash elections set forth in clause (i) above would result in a payout of cash in excess of the maximum amount of cash available for cash elections at the effective time of the Mergers (i.e., a cash oversubscription), the cash elections will be subject to proration so that, in the aggregate, the cash consideration payable to holders of Common Stock will not exceed the maximum cash consideration amount of $67.5 million, which includes $25 million to be contributed by VSS-Cambium Holdings III, LLC, the sole stockholder of Cambium ("Cambium III").

          As merger consideration, Cambium III will receive 20,454,312 shares of common stock of C-V Holdings, issued at the ascribed value of $6.50 per share, and a warrant to purchase the number of shares of common stock of C-V Holdings determined by a formula set forth in the Merger Agreement. Upon completion of the Mergers, Cambium III will hold 24,300,466 shares of common stock of C-V Holdings, 3,846,154 of which shares will be purchased immediately prior to the effective time of the Mergers through Cambium III's $25 million contribution.

          C-V Holdings will file a registration statement (the "Registration Statement") to register its shares under the Securities Act of 1933, as amended, which Registration Statement must be declared effective prior to the mailing of a proxy statement to the Company's stockholders in connection with a special stockholder meeting to be held by the Company in order to vote on the Voyager Merger. As contemplated by the Stockholders Agreement to be entered into by and among C-V Holdings, Cambium III and Vowel Representative (which is incorporated by reference as Exhibit 3 to this Schedule 13D and incorporated herein by reference), and upon the terms and conditions contained therein, at the effective time of the Mergers, the Vowel Designees and the Consonant Designees (as such terms are defined in the Merger Agreement) shall be the directors of C-V Holdings. The board of directors of C-V Holdings will initially consist of nine directors, five of which (including the chairperson) will be designated by Cambium, and the remainder of which will be designated by the Company. Information regarding the directors and officers of C-V Holdings will be described in the Registration Statement. In addition, the forms of amended and restated certificate of incorporation and by-laws of C-V Holdings will be filed with the Registration Statement. The certificate of incorporation and by-laws of the surviving company in the Voyager Merger, which, as noted above, will be a wholly owned subsidiary of C-V Holdings at the effective time of the Mergers, will be amended and restated in the forms attached to the Merger Agreement.

          In connection with the Merger Agreement, and as a condition and inducement to the willingness of C-V Holdings to enter into the Merger Agreement, each of the Stockholders entered into a Voting Agreement with C-V Holdings with respect to all of such Stockholder's Covered Shares. The Covered Shares also include any shares of the Company as to which a Stockholder acquires beneficial ownership after the execution of the Voting Agreement. The Voting Agreements are more particularly described in Item 6 of this Schedule 13D.

          Also in connection with the transactions contemplated by the Merger Agreement, Cambium III entered into a voting and support agreement with the Company, pursuant to which Cambium III has undertaken to vote its shares of Cambium in favor of the Cambium Merger, unless the Merger Agreement has been terminated.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, as filed with the Commission on May 11, 2009, there were 29,874,145 shares of Common Stock issued and outstanding as of April 30, 2009. As a result of the provisions set forth in the Voting Agreements with respect to the 6,121,497 Covered Shares which are the subject of the Voting Agreements, the Reporting Person may be deemed to have certain shared power to vote and direct the disposition of such 6,121,497 Covered Shares. Thus, as of June 20, 2009, for the purposes of Rule 13d-3 under the Exchange Act, the Reporting Person may be deemed to beneficially own 6,121,497 shares of Common Stock, or 20.5% of the shares of Common Stock deemed issued and outstanding as of that date.

          Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person (or any other person) that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

          Except as described in this Schedule 13D, no other shares of Common Stock are owned, beneficially or otherwise, by the persons or entities listed on Schedule A annexed hereto.

          Other than the transactions described in this Schedule 13D, during the past sixty (60) days, there have been no transactions in the securities of the Company effected by the Reporting Person, or, to the knowledge of the Reporting Person, by any person or entity named on Schedule A annexed hereto.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Pursuant to the Voting Agreements, each Stockholder appointed each of Scott J. Troeller and Eric Van Ert, both of whom are executive officers of C-V Holdings, as such Stockholder's sole and exclusive proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote and act on each such Stockholder's behalf and with respect to such Stockholder's Covered Shares at any annual, special or other meeting of the stockholders of the Company and at any adjournment of any such meeting or pursuant to any action by written consent in lieu of a meeting. Each Stockholder affirmed that the proxy is coupled with an interest and shall be irrevocable and agreed not to grant any subsequent proxy with respect to such Stockholder's Covered Shares. Each Stockholder further irrevocably and unconditionally agreed (i) to vote the Covered Shares in favor of adoption of the Merger Agreement and approval of the Voyager Merger and the other actions contemplated by the Merger Agreement, (ii) to vote against any Vowel Alternative Proposal or Vowel Superior Proposal (as such terms are defined in the Merger Agreement), and (iii) to vote against any action, agreement or proposal that could reasonably be expected to result in any of the conditions to the consummation of the Voyager Merger under the Merger Agreement not being fulfilled or which could reasonably be expected to otherwise impede, interfere with, delay, postpone or materially adversely effect the Voyager Merger or the other transactions contemplated by the Merger Agreement.

          Each Stockholder also agreed that such Stockholder will not, subject to certain limited exceptions, (i) sell, pledge, assign, encumber, transfer or dispose of, or grant an option, contract or other arrangement or understanding with respect to, the Covered Shares or any interest in the Covered Shares to any person other than C-V Holdings, (ii) enter into a hedging or other transaction that is designed to or that could reasonably be expected to lead to or result in a sale or disposition of the Covered Shares, (iii) establish a "put equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act, or (iv) commit, agree or offer to do any of the foregoing. Each Stockholder further agreed that any permitted transferee of the Covered Shares under the Voting Agreement would be required to enter into a joinder agreement whereby such transferee would become bound by the Voting Agreement and deliver a proxy to C-V Holdings, which proxy will be the same in form and substance as that delivered to C-V Holdings by the transferring Stockholder. The Stockholders also agreed not to engage, directly or indirectly, in any solicitation activity that would be prohibited by Section 5.3(a) of the Merger Agreement if the Company were to engage in such activity.

          The Voting Agreements terminate on the earliest to occur of (i) the effective time of the Mergers, (ii) the termination of the Merger Agreement in accordance with its terms or (iii) the termination of the applicable Voting Agreement upon the mutual written agreement of the parties thereto.

          The foregoing summary of the Voting Agreements contained in this Item 6 is qualified in its entirety by reference to the form of Voting Agreement, which is incorporated by reference as Exhibit 1 to this Schedule 13D and incorporated into this Item 6 by reference.

          Pursuant to the Merger Agreement, among other things, the Company agreed to (i) specified restrictions on the Company's ability to solicit or pursue any alternative transaction proposal and (ii) various other matters customary in agreements for transactions such as or similar to the Voyager Merger, in each case as more particularly set forth and described in the Merger Agreement incorporated by reference as Exhibit 2 to this Schedule 13D and incorporated into this Item 6 by reference.

          The Reporting Person may communicate from time to time with stockholders of the Company about the Merger Agreement, the transactions contemplated thereby and the respective businesses, operations and financial condition and performance of the parties thereto.

          Except as otherwise described in this Schedule 13D or the exhibits hereto, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or Schedule A annexed hereto and between such persons and any other person with respect to any securities of the Company, including but not limited to, the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          The following exhibits are a part of this Schedule 13D:

             Exhibit 1 Form of Voting and Support Agreement, dated as of June 20, 2009, by and between Cambium-Voyager Holdings, Inc. (formerly known as Cambium Holdings, Inc.) and certain Stockholders of Voyager Learning Company (incorporated by reference to Exhibit 10.3 to Voyager Learning Company's Current Report on Form 8-K dated June 20, 2009, as filed with the Commission on June 22, 2009).

             Exhibit 2 Agreement and Plan of Mergers, dated as of June 20, 2009, by and among Cambium-Voyager Holdings, Inc., Voyager Learning Company, Vowel Acquisition Corp., VSS-Cambium Holdings II Corp., Consonant Acquisition Corp. and Vowel Representative, LLC, solely in its capacity as Stockholders' Representative (incorporated by reference to Exhibit 2.1 to Voyager Learning
                         Company's Current Report on Form 8-K dated June 20, 2009, as filed with the Commission on June 22, 2009).

             Exhibit 3 Form of Stockholders Agreement to be entered into by and among Cambium-Voyager Holdings, Inc., VSS-Cambium Holdings III, LLC, and Vowel Representative, LLC, solely in its capacity as Stockholders' Representative (incorporated by reference to Exhibit 10.5 to Voyager Learning Company's Current Report on Form 8-K dated June 20, 2009, as filed with the Commission on June 22,
                         2009).

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 Date:  June 30, 2009


                                                 CAMBIUM-VOYAGER HOLDINGS, INC.


                                                 By: /s/ Scott J. Troeller
                                                    ----------------------------
                                                    Name:  Scott J. Troeller
                                                    Title:  President

                                   Schedule A
                                   ----------


          Executive Officers. The executive officers of Cambium-Voyager Holdings, Inc., a Delaware corporation ("C-V Holdings"), are Jeffrey T. Stevenson, Chairman; Scott J. Troeller, President; and Eric Van Ert, Vice President and Secretary. Each of Mr. Stevenson, Mr. Troeller and Mr. Van Ert is a citizen of the United States with a business address at c/o Veronis Suhler Stevenson LLC, 350 Park Avenue, New York, New York 10022. In addition, Mr. Stevenson and Mr. Troeller are each Partners of Veronis Suhler Stevenson LLC ("VSS"), a private equity and mezzanine capital fund management company dedicated to investing in the information, education and media industries in North America and Europe. Mr. Van Ert serves as a Managing Director of VSS. The principal business and address of C-V Holdings are set forth in Item 2 of this
Schedule 13D.

          Directors. The directors of C-V Holdings are Jeffrey T. Stevenson, Scott J. Troeller and Eric Van Ert. Each director is a citizen of the United States. The business address and principal occupation of Mr. Stevenson, Mr. Troeller and Mr. Van Ert are set forth above in this Schedule A to Schedule 13D.